UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 29, 2022

MDH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39967	85-1936285
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

660 N. Carroll Ave., Suite 100

South Lake, TX 76092

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (415) 968-4444

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	MDH.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	MDH	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	MDH.WS	OTC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

The information disclosed in Item 5.07 of this Current Report on Form 8-K is incorporated by reference into this Item 1.01 to the extent required herein. On December 29, 2022, MDH Acquisition Corp. (the “Company”) and Continental Stock Transfer & Trust Company (“Continental”) entered into an amendment (the “Trust Amendment”) to the Investment Management Trust Agreement, effective as of February 1, 2021, by and between Continental and the Company (the “Trust Agreement”) to change the date by which Continental must commence the liquidation of the trust account established in connection with the Company’s initial public offering (“IPO”). The Trust Amendment was previously approved by the board of directors of the Company (the “Board”), subject to stockholder approval, and approved by the Company’s stockholders at the Special Meeting, as further described in Item 5.07 below. A copy of the Trust Amendment is attached to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On December 29, 2022, the Company issued a press release as required by the New York Stock Exchange listing rules regarding the decision by the Company’s Board of Directors to delist the Company’s common stock from the New York Stock Exchange. The press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information disclosed in Item 5.07 of this Current Report on Form 8-K is incorporated by reference into this Item 5.03 to the extent required herein. On December 29, 2022, the Company amended the second amendment to the second amended and restated certificate of incorporation of Company with the Secretary of the State of Delaware (the “Amendment”) to change the date by which the Company must cease all operations except for the purpose of winding up if it fails to complete a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses from February 4, 2023 to the later of (i) December 29, 2022, and (ii) the date and time of the effectiveness of the Amendment (the “Amended Termination Time”). The Amendment was previously approved by the Board, subject to stockholder approval, and approved by the Company’s stockholders at the Special Meeting, as further described in Item 5.07 below. The foregoing description of the Amendment is not intended to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is attached as Exhibit 3.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On December 29, 2022, the Company convened its special meeting in lieu of an annual meeting of stockholders (the “Special Meeting”) virtually, solely with respect to the voting on proposals to: (i) amend the second amended and restated certificate of incorporation of Company to change the date by which the Company must cease all operations except for the purpose of winding up if it fails to complete a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses from February 4, 2023 to the Amended Termination Time (the “Charter Amendment Proposal”); and (ii) amend the Trust Agreement, by and between the Company and Continental to change the date by which Continental must commence the liquidation of the trust account established in connection with the IPO to the Amended Termination Time (the “Trust Amendment Proposal”).

The following is a brief description of the final voting results for each of the proposals submitted to a vote of the stockholders at the Special Meeting on November 23, 2022.

The Charter Amendment Proposal

To consider and vote upon the Charter Amendment Proposal to amend the Company’s second amended and restated certificate of incorporation to change the date by which the Company must cease all operations except for the purpose of winding up if it fails to complete a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses from February 4, 2023 to the later of (x) December 29, 2022, and (y) the date and time of the effectiveness of the Amendment.

The Charter Amendment Proposal was approved. The voting results of the shares of the Common Stock were as follows:

For	Against	Abstentions
27,405,483	8,352	0

The Trust Amendment Proposal

To consider and vote upon the Trust Amendment Proposal to amend the Trust Agreement, by and between the Company and Continental, pursuant to an amendment to the Trust Agreement in the form set forth in Annex B of the accompanying proxy statement to change the date on which Continental must commence the liquidation of the Trust Account established in connection with the Company’s IPO to the Amended Termination Time.

The Trust Amendment Proposal was approved. The voting results of the shares of the Common Stock were as follows:

For	Against	Abstentions
27,405,483	8,352	0

The Adjournment Proposal

To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary (i) to ensure that any supplement or amendment to the accompanying proxy statement that the Board has determined in good faith is required by applicable law to be disclosed to the Company stockholders and for such supplement or amendment to be promptly disseminated to Company stockholders prior to the Special Meeting, (ii) if, as of the time for which the Special Meeting is originally scheduled, there are insufficient shares of Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (iii) to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Charter Amendment Proposal and the Trust Amendment Proposal.

The Adjournment Proposal was not acted upon at the Special Meeting.

Item 8.01.	Other Events.

Liquidation of Trust Account

The Company notified Continental that it was winding up its business operations on December 29, 2022. Furthermore, in accordance with the Trust Agreement between Company and Continental, Company authorized Continental to liquidate all of the assets in the trust account and to transfer the total proceeds (less $100,000 of previously unreleased interest to pay dissolution expenses) into the trust operating account at Bank of America, N.A., to be distributed to the public stockholders of the Company on or about December 29, 2022. The Company estimates that the total amount in the trust account available for the redemption, after accounting for the account withdrawals for taxes and dissolution expenses, will be approximately $274,788,542, and the per-share redemption amount will be approximately $10.08.

Disclaimer

Forward-Looking Statements

This Current Report on Form 8-K includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this press release, including, without limitation, regarding the early liquidation, de-listing of the Company’s Securities and Redemption Amount, are forward-looking statements. Words such as “expect” and “intend” and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the publicly filed documents of the Company, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The Company’s securities filings can be accessed on the SEC’s website at www.sec.gov. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Item 9.01.	Financial Statement and Exhibits.

(d)	Exhibits

Exhibit No.	Description
3.1	Second Amendment to Second Amended and Restated Certificate of Incorporation of the Company
10.1	Amendment to the Investment Management Trust Agreement, dated February 1, 2021, by and between MDH Acquisition Corp. and Continental Stock Transfer & Trust Company
99.1	MDH Acquisition Corp., Press Release dated December 29, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MDH ACQUISITION CORP.

	By:	/s/ Beau Blair
Name: Beau Blair
Title: Chief Executive Officer

Dated: December 29, 2022